RECEIVED

2008 MAY -7 P 12:-8

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08002376

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 30, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed on / with
1.	Secretarial Audit – Integrity of Capital for the quarter/year ended March 31, 2008	SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002	30-4-2008 BSE & NSE
2.	Certificate from Practicing Company Secretary regarding transfer, sub-division, consolidation, renewal and exchange of shares within the stipulated time.	Clause 47C of the listing agreement	30-4-2008 BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

PROCESSED
MAY 12 2008
THOMSON REUTERS

Kindly acknowledge receipt.

Thanking you.

Yours faithfully
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls: a/a

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 30, 2008

Shri Chirag Sodawaterwalla
DCS – Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub: Secretarial Audit - Integrity of Capital
Ref: SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended March 31, 2008 issued by M/s. Dayal & Lohia, Chartered Accountants.

The said Certificate was placed before the Board of Directors of our Company, at their Meeting held on April 29, 2008 and was duly noted by the Board.

Thanking you.

Yours faithfully
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

NSEIL
30 APR 2008
Contents not Verified

Encl: a/a

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Limited

The Board of Directors
Reliance Capital Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Reliance Capital Limited (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2008**
2	ISIN	INE013A01015
3	Face Value	Rs.10/- per Equity Share
4	Name of the Company	Reliance Capital Limited
5	Registered Office Address	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	'Reliance Centre', 19, Walchand Hirachand Marg, Ballard Estate, Mumbai 400 033
7	Telephone & Fax Nos.	Tel. No.: 022 -30327841 & Fax. No.: 022 - 30327202
8	Email address	mohan.vellore@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited (BSE) 2. National Stock Exchange of India Limited. (NSE)

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	24 69 77 006	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above	24 56 32 800	99.456

12	Held in dematerialised form in CDSL	42 98 273	01.740
13	Held in dematerialised form in NSDL	23 38 54 935	94.687
14	Physical	74 79 592	03.028
15	Total No. of Shares (12+13+14)	24 56 32 800	99.456

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

16 Reasons for difference if any, between:

a) (10&11): Forfeiture of Shares

b) (10&15): Forfeiture of Shares

c) (11&15): **N. A.**

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

N. A.

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — N. A.

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — N. A.

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — N. A.

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No.of Requests	No. of shares	Reasons for delay
Confirmed After 21 Days	9	43	Delay in receipt of Physical DRFs & Share Certificates from DP.
	22	917	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**31**	**960**	
Pending for more than 21 days	2	4	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**2**	**4**	

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri V. R. Mohan Tel No.: 022 - 30327841 Fax No.:022 - 30327202
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir P. M. Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name & Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur, Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA ★ MUMBAI ★ CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No. : 31626

Place: Mumbai
Date : 10th April, 2008

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 30, 2008

Mr. Naresh Pandya
DCS- CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Certificate under Clause 47(c) of the Listing Agreement

We enclose herewith a certificate for the half-year ended March 31, 2008 duly signed by a Practicing Company Secretary, pursuant to the provisions under sub-clause (c) of the clause 47 of the Listing Agreement with the Stock Exchanges.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully
for **RELIANCE CAPITAL LIMITED**

NSEIL
30 APR 2008
Contents not Verified

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: as above

cc: The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

Exemption No. 82-35007

bhupendra k. shroff
m.com., ll.b (advocate)
f.c.s., [illegible] (u.s.a.)
practicing company secretary
company law consultant

504, dalamal chambers
29, sir v. thakersey marg,
bombay - 400 020.
Tel.: 22035943, 22031045

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE CAPITAL LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY COMPUTERSHARE PRIVATE LIMITED, 'Plot no. 17-24, Vithal Rao Nagar, Madhapur, Hyderabad – 500 081 has in relation to the half-year ended on March 31, 2008, delivered all certificates within the respective periods, as the case may be, stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

Place: Mumbai
Date: April 30, 2008

bhupendra k. shroff
504, dalamal chambers,
29, sir v. thackersey marg,
bombay-400 020.

BHUPENDRA K. SHROFF
Company Secretary
C.P. No.116

Bhupendra K. Shroff ★ FCS - 24 CP - 116 ★ Practising Company Secretary

END